March 14, 2011

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Ohio Dividend Advantage Municipal Fund (the “Ohio Fund”) (333-171482; 811-09463)

Nuveen Dividend Advantage Municipal Fund 3 (the “Municipal Fund”) (333-171576; 811-10345)

This letter responds to the comments contained in your letter dated January 28, 2011 regarding the registration statement on Form N-2, filed with respect to MuniFund Term Preferred (“MTP”) shares of each fund captioned above (collectively, the “Funds”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for each Fund, which was filed with the SEC on the date of this letter and is marked to show changes from the registration statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the second to last paragraph should indicate that the prospectus “sets forth concisely” the information about the registrant. See Item 1.1.d. of Form N-2.

Response: The following sentence has been added as the first sentence of the second to last paragraph on the cover page:

“This prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference.”

Prospectus Summary—Investment Objectives and Policies (Page 9)

2. Comment: Indicate the average maturity of the municipal securities in which the Fund invests.

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March 14, 2011

Response: The “Portfolio Composition—Portfolio Investments” section of each Fund’s prospectus contains the following disclosure, which we believe is responsive to this comment:

“The Fund buys municipal securities with different maturities and intends to maintain an average portfolio maturity of 15 to 30 years, although this may be shortened depending on market conditions.”

Financial Highlights (Page 20)

3. Comment: The headings “Distributions from Net Investment Income to Preferred Shareholders” and “Distributions from Capital Gains to Preferred Shareholders” should be moved from under the heading “Investment Operations” to under the heading “Less Distributions.” See Item 4.1 of Form N-2.

Response: The Funds’ management believes the current presentation is in accordance with generally accepted accounting principles (GAAP) and more accurately presents the amount of each Fund’s investment operations available to common shareholders. Although by itself not considered GAAP, the 2010 AICPA Investment Company Audit Guide Chapter 7.84 references GAAP and current industry practice.

“Consistent with an SEC staff announcement, Classification and Measurement of Redeemable Securities, a registered investment company should not include preferred stock under the caption “Net assets” if the investment company may be required to redeem all or part of the preferred stock upon failure to satisfy statistical coverage requirements imposed by its governing documents or a rating agency. The Chief Accountant’s Office of the Division of Investment Management released more guidance specific to the application of the “Pending Content” guidance in FASB ASC 480-10 to closed-end funds. Of most significance, the staff indicated that distributions to preferred stockholders should be presented as a component of net increase (decrease) in net assets resulting from investment operations, below net investment income on the statement of operations, the statement of changes in net assets and financial highlights. The staff indicated that the “Pending Content” in FASB ASC 480-10 provides guidance on preferred stock arrangements that are redeemable on a fixed or determinable date.” Consistent with the above guidance, the current presentation highlights the “Total” net investment income available to common shareholders followed by the “Distributions to Common Shareholders”.

Use of Proceeds (Page 22)

4. Comment: The prospectus states that the redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of the offering. The Ohio Fund prospectus also states that “Any net proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption of a portion of the Fund’s

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outstanding MuniPreferred shares will be invested in accordance with the Fund’s investment policies.” Is the same true for the Municipal Fund? You should also disclose when the proceeds will be invested in accordance with the Fund’s investment objectives (if it will be longer than the four weeks). See Item 7.2 of Form N-2.

Response: For the Municipal Fund, the “Use of Proceeds” disclosure has been revised as follows (new text underlined):

“Any net proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption of all of the Fund’s outstanding MuniPreferred shares will be invested in accordance with the Fund’s investment objectives and policies. In addition, to the extent the underwriters purchase additional shares to cover overallotments, the proceeds to the Fund from such additional purchase will be invested in accordance with the Fund’s investment objectives and policies or, in the event that only a portion of the Fund’s outstanding MuniPreferred shares are to be redeemed, will be used to redeem additional MuniPreferred shares.”

With respect to any net proceeds from the sale of MTP Shares resulting from an exercise of the underwriters’ overallotment option, the Fund may invest in short-term, high quality instruments on a temporary basis. In this event, the Fund expects that such net proceeds would be invested in accordance with the Fund’s investment objectives and policies within eight weeks of the closing of such overallotment option exercise.

General Risks of Investing in the Fund (Page 51)

5. Comment: With respect to the Ohio Fund only, under the sub-heading “Municipal Securities Market Risk”, the Fund discloses that the taxing power of any government entity may be limited by provisions of state constitutions or laws. Since the Fund invests primarily in municipal securities issued by the state of Ohio, please disclose any such limits in the state constitution or laws of the state of Ohio, if applicable.

Response: To clarify, under normal circumstances, the Ohio Fund invests at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and Ohio income taxes. Such securities may be issued by Ohio municipalities and other political subdivisions of the state, as well as the state itself. As disclosed in the “Risks—General Risks of Investing in the Fund—Concentration Risk” section of the prospectus for the Ohio Fund, the State’s constitution provides that no appropriation may be made for a period longer than two years. In addition, Appendix A to the prospectus, “Factors Affecting Municipal Securities in Ohio—Fiscal Matters” contains the following disclosures:

“The Constitution requires the General Assembly to “provide for raising revenue, sufficient to defray the expenses of the state, for each year, and also a sufficient sum to

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pay the principal and interest as they become due on the state debt.” The State is effectively precluded by law from ending a Fiscal Year or a biennium in a “deficit” position. State borrowing to meet casual deficits or failures in revenues or to meet expenses not otherwise provided for is limited by the Constitution to $750,000.”

“At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and local taxing districts. The Constitution has since 1934 limited the amount of the aggregate levy of ad valorem property taxes on particular property, without a vote of the electors or municipal charter provision, to 1% of true value in money, and statutes limit the amount of that aggregate levy without a vote or charter provision to 10 mills per $1 of assessed valuation—commonly referred to in the context of Ohio local government finance as the “ten-mill limitation.”

“The Constitution directs or restricts the use of certain revenues. Highway fees and excises, including gasoline taxes, are limited in use to highway-related purposes. Not less than 50% of the receipts from State income taxes and estate taxes must be returned to the originating political subdivisions and school districts. State net lottery profits are allocated to elementary, secondary, vocational and special education program purposes, including application to debt service on obligations issued to finance capital facilities for a system of common schools.”

“Constitutional amendments relating to taxation, revenues, expenditures, debt or other subjects may be proposed by action of three-fifths of the members elected to each house of the General Assembly or by initiative petition signed by electors numbering at least 10% of the total number of votes last cast for the office of governor. Adoption of a proposed amendment requires approval by a majority of electors voting on it at a statewide election. The Ohio Constitution expressly provides that the General Assembly has no power to pass laws impairing the obligation of contracts.”

The following cross-reference has been added to “Risks—General Risks of Investing in the Fund—Municipal Securities Market Risk”:

“See “Risks—Concentration Risk” and Appendix A—“Factors Affecting Municipal Securities in Ohio—Fiscal Matters.”

Investment Adviser and Portfolio Managers (Page 56)

6. Comment: With respect to the Ohio Fund only, the third paragraph suggests that Daniel J. Close is the Fund’s portfolio manager but does not specifically identify him as such. Accordingly, please identify Daniel J. Close as the Fund’s portfolio manager in this section. With respect to both Funds, for each portfolio manager, please state his length of service as the Funds’ portfolio manager. See Item 9.1.c. of Form N-2.

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Response: The following change has been made to “Management of the Fund—Investment Adviser and Portfolio Managers” (new language underlined) for the Ohio Fund:

“Daniel J. Close, CFA, has been the Fund’s portfolio manager since 2007. Mr. Close is also a Senior Vice President of Nuveen Investments.”

The following change has been made to “Management of the Fund—Investment Adviser and Portfolio Managers” (new language underlined) for the Municipal Fund:

Paul Brennan, CFA, CPA, has served as portfolio manager of the Fund since 2006 and is currently a portfolio manager for several national open- and closed-end funds. Mr. Brennan joined Nuveen in 1997 while at Flagship Financial which Nuveen acquired. He earned his BS in Accountancy and Finance from Wright State University. He currently sits on the Nuveen Asset Management Investment Management Committee.

Investment Management Agreement (Page 58)

7. Comment: In the paragraph stating that the basis for the Board’s continuation of the Fund’s investment management agreement will be provided in the annual or semi-annual report, provide the period covered by the relevant report. See Item 9.1.b.(4) of Form N-2.

Response: The paragraph under “Management of the Fund—Investment Management Agreement” has been revised as follows (new text underlined):

For the Ohio Fund:

“The basis for the Board of Trustees’ continuation of the Fund’s investment management agreement will be provided in Annual or Semi-Annual Reports to shareholders for the periods during which any such continuations occur. This disclosure was most recently provided in the Fund’s Semi-Annual Report to Shareholders for the six-month period ended August 31, 2010.”

For the Municipal Fund:

“The basis for the Board of Trustees’ continuation of the Fund’s investment management agreement will be provided in Annual or Semi-Annual Reports to shareholders for the periods during which any such continuations occur. This disclosure was most recently provided in the Fund’s Annual Report to Shareholders for the fiscal year ended August 31, 2010.”

Underwriters (Page 69)

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8. Comment: Include the principal business address for all underwriters (including Nuveen Investments, LLC). See Item 5.1.a. of Form N-2.

Response: Item 5.1.a. of Form N-2 requires disclosure of principal business address for all “principal” underwriters. For each of the Ohio Fund and Municipal Fund MTP offerings, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC and Wells Fargo Securities, LLC are the principal underwriter as defined in section 2(a)(29) of the Investment Company Act of 1940, since these underwriters initiate or direct the formation of the respective underwriting syndicate. Nuveen Investments, LLC was identified on the cover page of each Fund’s initial N-2 filing for MTP Shares because the other underwriters had not committed to the offering when such N-2 was filed. The last paragraph of the “Underwriters” section of each Fund’s prospectus has been revised as follows (new text underlined):

“The principal business address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The principal business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The principal business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The principal business address of UBS Securities LLC is 299 Park Avenue, New York, New York 10071. The principal business address of Wells Fargo Securities, LLC is 375 Park Avenue, New York, New York 10152.”

Please note that Nuveen Investments, LLC serves as co-manager of each Fund’s offering, but not as a principal underwriter. Going forward, the principal business address of Nuveen Investments, LLC will be included in the initial N-2 filing for each MTP offering.

STATEMENT OF ADDITIONAL INFORMATION

Board Leadership Structure and Risk Oversight (SAI Page 30)

9. Comment: State whether the “various sources” from which the Nominating and Governance Committee receives suggestions for nomination include Fund security holders. See Item 18.5.b.(4) of Form N-2.

Response: The last paragraph of the “Board Leadership Structure and Risk Oversight” section of the Statement of Additional Information for each Fund has been revised as follows (new text underlined):

“In the event of a vacancy on the Board, the Nominating and Governance Committee received suggestions from various sources, including suggestions from Fund security holders, as to suitable candidates.”

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Portfolio Manager (Page 38)

10. Comment: Revise the reference to “202-942-8090” to read “202-551-8090”. Also revise the reference to “20549” to read “20549-0102”. Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

Response: The changes referenced in the first sentence of this comment have been made. With respect to the second sentence, the following language has been added to the paragraph beginning, “The Fund, Nuveen Asset Management, Nuveen Investments and other related entitled have adopted codes of ethics. . .” in the “Portfolio Manager” section of each Fund’s Statement of Additional Information:

“Personnel subject to a code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, but only so long as such investments are made in accordance with the code’s requirements.”

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Stacy Winick at 202.778.9252.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to    Mark Winget